Exhibit 99.1

Impel Pharmaceuticals Inc.

Corporate and Business Update

January 2023

Forward-Looking Statements

This presentation and the accompanying oral commentary contains forward-looking statements that are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include all statements other than statements of historical fact contained in this presentation, including information concerning our future financial performance, business plans and objectives, timing and success of our planned development activities, our ability to obtain regulatory approval, the potential therapeutic benefits and economic value of our product candidates, potential growth opportunities, competitive position, industry environment and potential market opportunities.

Forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other factors. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These factors, together with those that may be described in greater detail in our most recent Annual Report on Form 10-K, Quarterly Report on Form 10-Q and other reports the company files from time to time with the Securities and Exchange Commission, may cause our actual results, performance or achievements to differ materially and adversely from those anticipated or implied by our forward-looking statements.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this presentation, and although we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted a thorough inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Certain information contained in this presentation relates to or is based on studies, publications, surveys and other data obtained from third-party sources and the Company's own internal estimates and research. While the Company believes these third-party sources to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, all of the market data included in this presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while we believe our own internal research is reliable, such research has not been verified by any independent source.

Impel PHARMACEUTICALS

The Impel Investment Opportunity

POD® Technology: Clinically Validated and Broad Utility

- Unique approach targeting upper nasal space; broad disease area applicability

Trudhesa™ - Significant Commercial Opportunity in Migraine Market

- Large, growing and dynamic market with significant unmet need

Highly Targeted Commercialization Strategy

- Initial 60-person salesforce; targeting 8K physicians (35% of Market Rxs)
- Strong market access footprint – 80% commercial lives covered
- Increased salesforce by 50% in July 2022 based on launch momentum

INP105: Poised to Fill a Major Unmet Need

- Targeted for acute treatment of agitation and aggression in autism
- Phase IIa PoC Study (CALM 201) initiated in July; Results in 2H 2023

Proven and Experienced Leadership Team

The Trudhesa Clinical Profile

Trudhesa PK Levels – Comparable to IV DHE; Surpassed Migranal


Treatments
INP104 1.45 mg (n=31)
IV DHE 1.0 mg (n=32)
Migranal 2.0 mg (n=34)
Mean DHE Plasma Concentration (pg/mL)
100000
10000
1000
100
10
1
0
1
2
3
4
Time After Dose (h)

AUC in the First Two Hours – Thought to Be Critical to DHE Efficacy and Tolerability

Trudhesa Delivers Comparable Blood Levels

vs. IV DHE

- Similar blood levels (20 mins - 48 hours) without early C_{max} spike associated with nausea & vomiting

vs. MIGRANAL

- 4x increase in C_{max}
- 3x increase in AUC
- Much improved consistency of dosing, similar to IV infusion

Impel PHARMACEUTICALS

Trudhesa – Impressive Efficacy from Phase III Study

74% of Enrolled Patients Continued Through 24 Weeks and 90% Enrolled Through 52 Week Extension


Percentage of subjects with 2 Hr Pain Freedom
38%
First Dose
TRUDHESA
Consistent 2 Hr Pain Freedom over 5,273 Migraines Treated
38%
34%
35%
38%
Migraines Treated
2,559
1,736
502
476
1st 12 weeks
2nd 12 weeks
3rd 12 weeks
4th 12 weeks
Percentage of subjects with 2 Hr MBS Freedom
52%

Impel PHARMACEUTICALS

Trudhesa – Impressive Migraine Relapse-free Data

% of TRUDHESA Patients Not Requiring Rescue Med or Recurrence of Migraine at 24 and 48 Hours
(Of Those Pain Free at 2 Hours)


0%
20%
40%
60%
80%
100%
120%
24 Hours
93%*
48 Hours
86%

*by week 21-24.

86% of patients with migraines achieved **pain freedom** at 2 hours and are **migraine and rescue med free** at 48hrs

Trudhesa – Impressive Reduction in Hospitalizations, ER and Urgent Care Visits


INCIDENCE (n)
Hospitalizations
ER Visits
Urgent Care Visits
2
0
35
5
25
0
Baseline
Trudhesa


Exposure Adjusted Event rate (EAER*)
0.6
0
9.9
2.6
7.1
0

~73% Reduction in ER Visits

Achieving a 100% Reduction in Hospitalizations / Urgent Care Provides Tangible Economic Value to Payors

* EAER is a standardized metric used by payors to judge the effectiveness of a medication in lowering medical costs

Impel PHARMACEUTICALS

Trudhesa Performance Update

Impel PHARMACEUTICALS

Migraine: Strong Market Growth but Ongoing Unmet Need

Migraine – Large Growing Market with Significant Unmet Need Despite New Treatment Innovations



Triptan
Non Triptan
Annual Prescriptions
35,000,000
30,000,000
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
-
24M
27M
30M
+13%
+11%
12%
88%
19%
81%
25%
75%
2019
2020
2021

Source: Symphony Health

Nurtec ODT and Ubrelvy Patient Claims Show ~60% Therapy Abandonment 90 Day Post Start



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
21%
36%
43%
57%
23%
43%
34%
66%
Dropped Off
Switched Away
Continuing
Nurtec ODT
Ubrelvy

Source: Symphony Health Patient Claims (Mar'20 – Dec'21)

Trudhesa – Robust Prescription Growth in 2022

Launch Focus: Driving Rapid Adoption and Prescription Momentum


Trudhesa Quarterly Normalized TRx
Trudhesa nTRx
20,000
15,000
10,000
5,000
0
+52%
8,847
13,085
16,629
19,859
Q1'22
Q2'22
Q3'22
Q4'22


Trudhesa 2022 Cumulative to Date Normalized TRx
2022 Normalized TRx = 58,420
2022 Cumulative nTRx
60,000
50,000
40,000
30,000
20,000
10,000
0
2,254
5,122
8,847
12,570
17,110
21,932
27,001
32,475
38,561
44,718
51,085
58,420
Jan'22
Feb'22
Mar'22
Apr'22
May'22
Jun'22
Jul'22
Aug'22
Sep'22
Oct'22
Nov'22
Dec'22

Source: Symphony

Continued Prescription Growth and Share Penetration into Q4



Trudhesa Average nTRx Per Week
Avg Weekly nTRx
1,600
1,400
1,200
1,000
800
600
400
200
0
486
811
1,116
1,404
1,585
Dec'21
Mar'22
Jun'22
Sep'22
Dec'22



Trudhesa nTRx Share of Acute Branded Market Among Prescribers
nTRx Share
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
1.4%
2.5%
3.2%
3.7%
4.3%
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22

Source: Symphony nTRx data
Acute Branded Market = Trudhesa, Nurtec ODT, Ubrelvy

Impel PHARMACEUTICALS

Increased Salesforce Leading to Acceleration of New Prescriptions

Launch Focus: Driving Rapid Adoption and Prescription Momentum



Trudhesa Quarterly Normalized NRx
Trudhesa nNRx
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
+58%
2,852
4,242
5,215
7,605
8,244
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22



Trudhesa Cumulative Normalized NRx
Cumulative nNRx
30,000
25,000
20,000
15,000
10,000
5,000
0
640
1,499
2,852
3,863
5,359
7,094
8,650
10,444
12,309
14,415
16,603
19,914
22,557
25,283
28,175
Oct'21
Nov'21
Dec'21
Jan'22
Feb'22
Mar'22
Apr'22
May'22
Jun'22
Jul'22
Aug'22
Sep'22
Oct'22
Nov'22
Dec'22

Source: Symphony

Impel PHARMACEUTICALS

Sales Force Expansion Allowing for Additional HCP Discussions Resulting in NBRx Growth



Symphony Trudhesa New to Brand Rx
Avg Territory Growth: Q4'22 to Date vs Q3'22 (thru 12/23)
50%
40%
30%
20%
10%
0%
29.7%
45.8%
35.3%
Legacy 60 Reps*
Expansion 30 Reps
Total Sales Force*

Source: Symphony NBRx data
* Excludes current vacancies (n=7)

Trudhesa Adoption Showing Continued Growth


Trudhesa Cumulative Prescribers Since Launch
2,500
2,000
1,500
1,000
500
0
618
1,014
1,469
1,922
2,357
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22

Source: Internal Pharmacy Data

Increasing Reimbursement and Consistently High Refill Rates


Percent of Rx Shipments Reimbursed
70%
60%
50%
40%
30%
20%
10%
0%
40%
53%
54%
58%
60%
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22

Source: Internal Pharmacy Data


Trudhesa: Consistent, High Refill Rates
Percent of Patients Refilling First Rx
80%
60%
40%
20%
0%
63%
LTD Refill Rate

Source: Internal Pharmacy Data

Trudhesa Increasingly Being Added to Gepant Patients to Provide Additional Efficacy

Gepant Patient Claims Show ~60% Therapy Abandonment 90 Day Post Start



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
% of Gepant Patients
24%
Dropped Off
37%
Switched
Away
39%
Continuing
61%
Gepant Patient Claims

Source: Symphony Patient Level Claims Data (YTD Aug'22)

~40% of Trudhesa Patients Being Either Switched From or Added to Gepants



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
6%
32%
23%
38%
2%
22%
31%
43%
Other
DHE
Triptans
Preventatives
Gepants
Switched From
Added to

Source: Symphony Patient Level Claims Data

~71% of Trudhesa Patients Being Added to Existing Therapy



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
% of Trudhesa Patients
29%
Switched
From Other
Therapy
71%
Added to
Trudhesa
Trudhesa Source of Business

Source: Symphony Patient Level Claims Data

Impel PHARMACEUTICALS

Pipeline Growth Opportunities

INP105 – Potential to Provide Rapid and Non-Traumatic Acute Treatment of Agitation and Aggression in Autism



Patients
Agitation/ Aggression Episodes
Treated PRN
0.6m ASD Patients with Agitation
29m Severe Episodes
28m Moderate Episodes
74m Mild Episodes
7m PRN Treated
5.7m PRN Treated
5.3m PRN Treated

- Over 100m annual agitation/aggression episodes from ~600k children and adolescents with ASD
- Vast majority of episodes are not treated with PRN medications leaving HCP's to adjust daily/standing medications
  - Current options require daily dosing, tend to produce weight gain, and increase diabetes risk; require close monitoring
- PRN dosing of INP105 may provide the efficacy of olanzapine while sparing patients many of the tolerability and safety issues seen with daily use
- Caregiver administration brings control to families in home setting
  - Non-invasive administration when meds are needed
  - Episode may be aborted before escalation

Source: ZS Associates Market Research / Market Sizing (May'22)

Impel PHARMACEUTICALS

INP105 – Acute Treatment of Agitation in Autism

INP105 - SIMILAR PK TO OLANZAPINE INJECTION, BUT FASTER TO PEAK BLOOD LEVELS

Phase 1 PK Profile vs. IM

Rapid T_{max}, C_{max} and AUC of INP105 matches 5mg IM olanzapine



Plasma Concentration Olanzapine (ng/mL)
0
10
20
0
1
2
3
4
Time (hr)
Olanzapine IM 5 mg (N=20)
INP105 POD 5 mg (N=10)

*Nominal times used for mean plot

Phase 1 Conclusions

- INP105 enables rapid systemic absorption without an injection
- INP105 was well tolerated and led to similar exposure and faster plasma uptake than IM injection
- INP105 had rapid onset of action observed in healthy volunteers
- INP105 may be the first rapid acting olanzapine to treat agitation in multiple indications



CALM 201 Clinical Study

Objective

CALM 201 studies INP105 in adolescents with Autism

Study Design

Single dose, placebo controlled, double blind study of safety and efficacy through multiple scales

Study Timelines

- Study initiation – July 2022
- Pilot phase completed – Q4 2022
- Last Patient, Last Visit – Q2 2023
- Full Study Results – 2H 2023

Impel PHARMACEUTICALS

Overall Business Summary

Corporate Business Overview – Summary

- **Trudhesa growth continues with an expanding high value prescriber base**
  - Normalized Total Rx's increased in Q4 by ~18% vs. Q3
  - Trudhesa nTRx share of the acute branded market now over ~4% among prescribers
  - Increased cumulative LTD Trudhesa prescribers by ~23% vs. Q3
- **Field force expansion leading to improvement in leading indicators**
  - ~58% increase in normalized New Prescriptions in Q4 vs. Q2 (pre-expansion)
  - Increased efficiency leading to significant increases across both new and existing territories
- **Stable GTN levers with net price evolution in clear view with quickstart/bridge adjustments**
- **INP105 Phase IIa CALM 201 study progressing with results expected 2H2023**

Impel PHARMACEUTICALS

Appendix

Surveyed Trudhesa Patients Provide High Rating to Key Brand Attributes and Saw Trudhesa as Better Option vs Prior Abortive Therapy*



Trudhesa Patient Experience
Agree/Strongly Agree
Fast Acting
Consistent Pain Relief by 2 Hrs
Well Tolerated
Easy to Use
87%
80%
86%
80%
0%
20%
40%
60%
80%
100%



Trudhesa Performance vs Prior Abortive Therapy
Agree/Strongly Agree
More Convenient
Better Tolerated
Works Faster
Better Efficacy During Migraine
67%
78%
73%
74%
0%
20%
40%
60%
80%
100%

* Source: Ipsos Patient Survey via Digital Pharmacy

Impel PHARMACEUTICALS

Trudhesa Increasingly Being Added to Gepant Patients to Provide Additional Efficacy

~30-40% of Trudhesa Patients Being Either Switched From or Added to Gepants



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
6%
32%
23%
38%
2%
22%
31%
43%
Other
DHE
Triptans
Preventatives
Gepants
Switched From
Added to

Source: Symphony Patient Level Claims Data (YTD Aug'22)

~71% of Trudhesa Patients Being Added to Existing Therapy



% of Trudhesa Patients
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
29%
Switched From
Other Therapy
71%
Added to
Trudhesa
Trudhesa Source of Business

Source: Symphony Patient Level Claims Data

Impel PHARMACEUTICALS

Anticipate Robust Gepant Market Growth Thru 2025



Gepant Market nTRx Projection Thru 2025
Gepant nTRx (m)
9
8
7
6
5
4
3
2
1
0
0.919
2.58
4.51
5.69
6.69
7.71
2020
2021
2022
2023
2024
2025

- Gepant Market to reach ~4.5m nTRx's in 2023 and increase to ~8m in 2025
- Nearly 1m Gepant Patients in 2023
- Trudhesa share in 2022 = ~1%

Source: Symphony Health

Impel PHARMACEUTICALS

Neurologists Project a Sizable Increase in Trudhesa's Brand Share


Current and Projected Self-Reported RMS Patient Share
Mean % of patients
Jun'22
Next 6 Months
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
15.7%
19.3%
11.6%
13.2%
2.1%
5.0%
12.0%
Projected Peak share
Nurtec ODT (for acute)
Ubrelvy
Trudhesa
User Base
Current 95%
Projected 95%
89%
93%
52%
73%

SPHERIX GLOBAL INSIGHTS

Quantitative data collected from 75 US neurologists between June 1st and June 5th, 2022
Qualitative data collected from 8 US neurologists between June 13th and 17th, 2022

Impel PHARMACEUTICALS